UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Committee Member

On December 15, 2023, the Board of Directors (the “Board”) of Visionary Education Technology Holdings Group Inc. (the “Company”) appointed Mr. Michael Viotto, current independent director of the Board, to serve on the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, effective immediately. The Board has determined that Mr. Viotto meets the definition of “independent director” for purposes of serving on the audit committee under the NASDAQ rules and the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: December 19, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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